Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012, April 6, 2012, April 11, 2012, April 13, 2012, June 1, 2012, June 4, 2012, June 5, 2012, June 15, 2012 and June 15, 2012)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011, December 9, 2011, December 19, 2011, January 10, 2012, January 13, 2012, March 28, 2012, April 6, 2012, April 11, 2012, April 13, 2012, June 1, 2012, June 4, 2012, June 5, 2012, June 15, 2012 and June 15, 2012.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the SEC on January 13, 2012 and our Quarterly Report on Form 10-Q filed with the SEC on April 13, 2012, for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is July 17, 2012.

The final results for the three and twelve months ended May 31, 2012 will be made available to the public with the filing of Biomet’s Form 10-K for fiscal year 2012 and will include the finalization of a non-cash goodwill and intangible asset impairment charge as further described below and certain income tax accounts.

Fourth Quarter Preliminary Financial Results

Net sales totaled $739.5 million for the fourth quarter of fiscal year 2012, an increase of 3% compared to net sales reported during the fourth quarter of fiscal year 2011 of $715.2 million. U.S. net sales increased 7% to $439.5 million during the fourth quarter of fiscal 2012, while Europe net sales decreased 8% to $182.4 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 12% to $117.6 million. During the fourth quarter, there were the same number of billing days on a consolidated basis, compared to the fourth quarter of fiscal year 2011.

Reported operating loss was $378.0 million during the fourth quarter of fiscal year 2012, compared to an operating loss of $847.3 million for the fourth quarter of fiscal year 2011.

On a reported basis, a net loss of $388.1 million was recorded during the fourth quarter of fiscal year 2012, compared to a net loss of $812.8 million during the fiscal fourth quarter of the prior year.

Interest expense was $116.4 million during the fiscal fourth quarter, compared to $125.2 million during the same period in fiscal year 2011, primarily as a result of lower average interest rates on our term loans.

Full Year Preliminary Financial Results

Net sales for the year ended May 31, 2012, increased 4% to $2,838.1 million from $2,732.2 million for fiscal year 2011. U.S. net sales increased 3% to $1,713.3 million during fiscal year 2012, while Europe net sales increased 1% to $702.7 million. International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 13% to $422.1 million. During fiscal year 2012, there were the same number of billing days on a consolidated basis, compared to fiscal year 2011.

Reported operating loss was $93.4 million during fiscal year 2012 compared to an operating loss of $576.9 million during fiscal year 2011.

On a reported basis, a net loss of $457.8 million was recorded during fiscal year 2012, compared to a net loss during fiscal year 2011 of $849.8 million.

Interest expense during fiscal year 2012 was $479.8 million, compared to $498.9 million for fiscal year 2011, principally due to lower average interest rates on our term loans.

Reported gross debt as of May 31, 2012 was $5,827.8 million and cash and cash equivalents, as defined in the Company’s Credit Agreement dated September 25, 2007, totaled $492.4 million.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended May 31, 2012 and 2011 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the Merger referenced below.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product and geographic categories. The current presentation aligns with how the Company presently reports sales and markets its products.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Biomet, Inc.

Product Net Sales

Three Month Period Ended May 31, 2012 and 2011

(in millions, except percentages, unaudited)

	Three Months Ended May 31, 2012	Three Months Ended May 31, 2011	Reported Growth %
Large Joint Reconstructive	$439.6	$425.5	3%
Sports, Extremities, Trauma (S.E.T.)	96.2	84.3	14%
Spine & Bone Healing	83.9	80.2	5%
Dental	69.2	74.0	(6)%
Other	50.6	51.2	(1)%

Net Sales	$739.5	$715.2	3%

Biomet, Inc.

Product Net Sales

Year Ended May 31, 2012 and 2011

(in millions, except percentages, unaudited)

	Year Ended May 31, 2012	Year Ended May 31, 2011	Reported Growth %
Large Joint Reconstructive	$1,698.8	$1,630.6	4%
Sports, Extremities, Trauma (S.E.T.)	354.4	312.3	13%
Spine & Bone Healing	314.0	327.4	(4)%
Dental	267.7	269.5	(1)%
Other	203.2	192.4	6%

Net Sales	$2,838.1	$2,732.2	4%

Biomet, Inc.

Geographic Net Sales

Three Month Period Ended May 31, 2012 and 2011

(in millions, except percentages, unaudited)

	Three Months Ended May 31, 2012	Three Months Ended May 31, 2011	Reported Growth %
Geographic Sales:
United States	$439.5	$411.6	7%
Europe	182.4	198.8	(8)%
International	117.6	104.8	12%

Net Sales	$739.5	$715.2	3%

Biomet, Inc.

Geographic Net Sales

Year Ended May 31, 2012 and 2011

(in millions, except percentages, unaudited)

	Year Ended May 31, 2012	Year Ended May 31, 2011	Reported Growth %
Geographic Sales:
United States	$1,713.3	$1,659.2	3%
Europe	702.7	697.8	1%
International	422.1	375.2	13%

Net Sales	$2,838.1	$2,732.2	4%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, except percentages, unaudited)

	(Preliminary) Three Months Ended May 31, 2012	Three Months Ended May 31, 2011
Net sales	$739.5	$715.2
Cost of sales	224.5	229.1

Gross profit	515.0	486.1
Gross profit percentage	69.6%	68.0%

Selling, general and administrative expense	252.4	276.3
Research and development expense	33.6	31.1
Amortization	77.2	84.6
Goodwill and intangible assets impairment charge	529.8	941.4

Operating loss	(378.0)	(847.3)
Interest expense	116.4	125.2
Other (income) expense	8.3	(2.5)

Loss before income taxes	(502.7)	(970.0)

Benefit from income taxes	(114.6)	(157.2)

Tax rate	22.8%	16.2%

Net loss	$(388.1)	$(812.8)

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, except percentages, unaudited)

	(Preliminary) Year Ended May 31, 2012	Year Ended May 31, 2011
Net sales	$2,838.1	$2,732.2
Cost of sales	894.4	838.7

Gross profit	1,943.7	1,893.5
Gross profit percentage	68.5%	69.3%

Selling, general and administrative expense	1,053.3	1,041.7
Research and development expense	126.8	119.4
Amortization	327.2	367.9
Goodwill and intangible assets impairment charge	529.8	941.4

Operating loss	(93.4)	(576.9)
Interest expense	479.8	498.9
Other (income) expense	17.6	(11.2)

Loss before income taxes	(590.8)	(1,064.6)

Benefit from income taxes	(133.0)	(214.8)

Tax rate	22.5%	20.2%

Net loss	$(457.8)	$(849.8)

Biomet, Inc.

Condensed Consolidated Balance Sheets

(in millions, unaudited)

	(Preliminary) May 31, 2012	May 31, 2011
Assets
Cash and cash equivalents	$492.4	$327.8
Accounts receivable, net	491.6	480.1
Short-term investments	2.5	41.4
Inventories	543.2	582.5
Current deferred income taxes	52.5	71.5
Prepaid expenses and other	129.1	115.1
Property, plant and equipment, net	593.6	638.4
Intangible assets, net	3,930.4	4,534.4
Goodwill	4,114.4	4,470.1
Other assets	70.7	95.7

Total Assets	$10,420.4	$11,357.0

Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$474.9	$502.0
Current portion of long-term debt	35.6	37.4
Long-term debt, net of current portion	5,792.2	5,982.9
Deferred income taxes, long-term	1,257.8	1,487.6
Other long-term liabilities	177.8	172.0
Shareholder’s equity	2,682.1	3,175.1

Total Liabilities and Shareholder’s Equity	$10,420.4	$11,357.0

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2012
(Preliminary) Year Ended May 31, 2012
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(457.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	509.4
Amortization of deferred financing costs	11.1
Goodwill and intangible assets impairment charge	529.8
Stock-based compensation expense	16.0
Recovery of doubtful accounts receivable	(5.3)
Realized gain on investments	(2.0)
Loss on impairment of investments	20.1
Property, plant and equipment impairment charge	0.4
Provision for inventory obsolescence	8.9
Deferred income taxes	(205.3)
Other	(4.5)
Changes in operating assets and liabilities:
Accounts receivable	(36.6)
Inventories	4.5
Prepaid expenses	(12.3)
Accounts payable	28.9
Income taxes	(29.0)
Accrued interest	(7.6)
Accrued expenses and other	8.6

Net cash provided by operating activities	377.3

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	42.1
Purchases of investments	(0.4)
Proceeds from sale of property and equipment	14.7
Capital expenditures	(179.3)
Acquisitions, net of cash acquired	(21.1)

Net cash used in investing activities	(144.0)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(1.4)
Payments under senior secured credit facilities	(35.4)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(1.3)

Net cash used in financing activities	(38.1)
Effect of exchange rate changes on cash	(30.6)

Increase (decrease) in cash and cash equivalents	164.6
Cash and cash equivalents, beginning of period	327.8

Cash and cash equivalents, end of period	$492.4

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$477.1

Income taxes	$95.0

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2011
Year Ended May 31, 2011
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(849.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	549.0
Amortization of deferred financing costs	11.2
Stock-based compensation expense	12.7
Recovery of doubtful accounts receivable	(6.2)
Gain on sale of investments	(4.9)
Goodwill and intangible assets impairment charge	941.4
Property, plant and equipment impairment charge	17.0
Provision for inventory obsolescence	5.7
Deferred income taxes	(271.3)
Other	(26.8)
Changes in operating assets and liabilities:
Accounts receivable	14.5
Inventories	(49.6)
Prepaid expenses	(4.5)
Accounts payable	(0.8)
Income taxes	46.0
Accrued interest	(6.1)
Accrued expenses and other	2.6

Net cash provided by operating activities	380.1

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	59.3
Purchases of investments	(78.7)
Proceeds from sale of property and equipment	6.8
Capital expenditures	(174.0)
Acquisitions, net of cash acquired	(18.4)

Net cash used in investing activities	(205.0)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under European facilities	0.3
Payments under European facilities	(2.0)
Payments under senior secured credit facilities	(34.8)
Repurchases of senior notes	(11.2)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(3.7)

Net cash used in financing activities	(51.4)
Effect of exchange rate changes on cash	15.0

Increase (decrease) in cash and cash equivalents	138.7
Cash and cash equivalents, beginning of period	189.1

Cash and cash equivalents, end of period	$327.8

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$494.1

Income taxes	$42.3